Mail Stop 3561

June 3, 2010

David Johnson
President
Hidden Ladder, Inc.
2803 Isle Street
Rocklin, CA 95765

> **Re:** **Hidden Ladder, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2010**
> **File No. 333-165685**

Dear Mr. Johnson:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. Your disclosure indicates that you are a

development stage company and still in the process of developing your business plan. We note that you have a limited operating history, no customers, no revenues and a net operating loss of $3,600.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your filing to comply with Rule 419.

Prospectus Cover Page

2. We note your response to comment four in our letter dated April 16, 2010. However, the revision to your filing should have been made to the cover page of your prospectus and not the registration statement facing page. We reissue comment four in our letter dated April 16, 2010.

3. We note your response to comment six in our letter dated April 16, 2010 and the related revision in your filing. The Dealer Prospectus Delivery Obligation should have been moved to the back cover page of the prospectus. We reissue comment six in our letter dated April 16, 2010.

Risk Factors, page 6

4. We note your response to comments 14 and 15 in our letter dated April 16, 2010 and the related revisions in your filing. However, it does not appear you have revised all of the relevant statements in your filing. It remains unclear what stage you are currently at with developing your business plan, the timing on the completion and execution of your business plan as well as the cost associated with completing versus executing your business plan. As examples only, and not as an exhaustive list, we note the following statements:

   - "Within the next 12 months, the Company will have costs of at least $150,000 related to (i) completion of the marketing and business plan and (ii) operational expenses," page 6.
   - "The Company anticipates building the product development strategy will take 4 to 6 months and will cost approximately $105,000," page 20.
   - "We anticipate needing a $150,000 in order to execute our business plan over the next twelve (12) months," page 21.

   Please consistently disclose:

   - if true, that your business and marketing plan is not complete and explain in detail what steps you need to take in order to complete the plan, with a view

> to explaining how the $150,000 in additional financing will be allocated to allow for completion of your plan;
>
> - whether completion of your business and marketing plan includes development and manufacture of any of your products, as your disclosure on page 21 would seem to indicate;
> - that this offering will not provide you with sufficient resources to complete your business and marketing plan;
> - if true, that a subsequent offering with proceeds of $150,000 will allow for completion of your business and marketing plan but will not allow you to be in a position to start generating revenue by initiating sales of your products because once your plan is complete you still need to "execute" upon it; and
> - the additional steps and amount of financing needed that will allow you to "execute" upon your plan (see related disclosure on pages 21-22).

Please ensure that your disclosure is consistent with respect to the disclosure you provide on pages 20-22. Please review your entire filing for compliance with this comment.

5. We note your response to our comments 16 and 45 in our letter dated April 16, 2010 and the related revisions in your filing. We further note your references to sources you viewed. For example, you cite "SEC filings" on page 13, "research and financial reports released by large companies in the home building and improvement" on page 18 and "quarterly SEC earnings reports" on page 18. Please provide these sources and any other sources referenced, marked and dated, or remove the relevant statements from your document.

6. We note your response to comment 20 in our letter dated April 16, 2010 and the related revisions in your filing. Given your early stage of development and limited operating history, the risk factors in the Risks Related to Investing in Our Company, Risks Related to the Company's Market and Strategy and Risks related to Investing in Our Business sections should be placed before those risks in the Risks Related to this Offering section. Please revise or tell us why you believe this is unnecessary. Please see Item 503(c) of Regulation S-K.

7. We note your response to comment 22 in our letter dated April 16, 2010 and the related revisions in your filing. We reissue comment 22 as it relates to the following risk factors:

    - risk factor on page 9 titled "Since our sole officer and director currently owns 100% of the outstanding common stock," which significantly overlaps with the immediately following risk factor, "The company's sole officer and director have will make…"; and
    - the discussion on page 7 titled "Because there is no public market for our common stock," stating "…the Company was formed recently and has only a

limited operating history," significantly overlaps with the first paragraph of the immediately following risk factor which states "[t]he Company has only been recently formed and has only a limited operating history and no earnings…"

Please revise these risk factors to remove those duplicative portions.

8. We note your response to comment 23 in our letter dated April 16, 2010 and the related revisions in your filing. We reissue comment 23 as it relates to the following mitigating language:

- "If the demands of the Company's business require the full business time of our sole officer and director, he is prepared to adjust his timetable to devote more time to the Company," page 10.
- "We must always strive to provide a quality product that is functional yet economical," page 12.

9. We note your response to our comment 31 in our letter dated April 16, 2010 and the related revisions in your filing. We further note your reference to First Alert, Black and Decker, Kidde and Red Rung as your competitors on page 13. We note that with the exception of Red Rung, the other three competitors provide products and services such as fire extinguishers, cash boxes, smoke alarms and power tools which do not appear to be part of your business plan. Please either specify those competitors' product(s) with which you believe your product(s) competes or remove these references to First Alert, Black and Decker and Kidde.

Use of Proceeds, page 14

10. We note your response to our prior comment 33 in our letter dated April 16, 2010 and the related revisions in your filing. Please enhance your disclosure to specify how funds raised beyond the expected costs will be allocated toward your business and marketing plan (i.e. towards product design, marketing, manufacturing, etc.). Please also see comment four above.

11. We note your response to our prior comment 34 in our letter dated April 16, 2010 in your letter dated May 5, 2010 and the related revisions in your filing. It does not appear that the language you added to the Use of Proceeds section addresses our comment. We reissue comment 34 in our letter dated April 16, 2010.

Business, page 17

12. We note your response to our comments 39, 40, 42, 47, 48, 49, 52 and 55 in our letter dated April 16, 2010. We further note your response to our comment 55 in your letter dated May 5, 2010 stating that you do not have the factual information to questions

such as where and how your products will be distributed and marketed. This appears inconsistent with statements in your Business section where you state you "intend to use diverse marketing methods, including in store displays, radio, newspaper…and expos to reach a large segment of the population," "plan to market to homebuilders (ex. Home Depot, Lowe's)," and that you "plan to market to home builders…[d]istribution will occur in home builder's retail stores within the Western part of the United States which include Washington, Oregon, California and Arizona." Please clarify these inconsistencies and thoroughly revise your Business and Management's Discussion and Analysis sections accordingly. To the extent that the plans you reference in your Business and Summary Information About Hidden Ladder sections are premature and subject to change, as your response to comment 55 would seem to indicate, please disclose this. Please also disclose steps you need to take to complete your business plan. Please also see comment four above.

Products, page 18

13. We note your response to comment 40 in our response letter dated April 16, 2010 and the related revisions in your filing. We further note your response in your letter dated May 5, 2010 stating your offering is a "set of products" and your statement on page 18 that you plan to create a "set of safety oriented products for homeowners." Please either provide examples of the other types of products you intend to provide or revise this statement and ensure that you clearly indicate that you plan to develop more than one product, as your disclosure on page 19 would seem to indicate otherwise. We reissue comment 40.   Please also see comment nine above.

Market Analysis Summary, page 18

14. We note your response to our comment 44 from our letter dated April 16, 2010. It does not appear you have made this change in the fourth paragraph on page 18 of your filing. Please revise or clarify.

Competition and Buying Patterns, page 19

15. We note your response to our prior comment 46 from our letter dated April 16, 2010 and the related revisions in your filing. However, it does not appear you have revised all of the relevant statements in your filing. We note the following references:

- "Typical stores have limited display space and devote most of that space to brand name products because the (sic) sell quicker. Many larger manufacturers offer the merchant some form of incentive, either as a discount, or through the use of promotional materials," page 19.

- "The manufacturer must have a system in place to ensure timely deliveries of the expected quota. Failure to fulfill these contracts can result in loss of exposure and loss of customers, and has been listed by the Small Business Administration (SBA) as one of the leading causes of failure among start-up manufacturers," page 19.

Please disclose whether these statements are based upon reports or articles and if so, please provide sources, marked and dated, for these statements. Where these statements are not supportable with independent third party data, please characterize it as your belief and tell us the basis for your belief.

Strategy and Implementation Summary, page 19

16. We note your indication here that you intend to market to companies such as Home Depot, however, your disclosure on page 5 appears to go one step further in stating that you intend to target Home Depot as an initial sales prospect. Please revise to clarify.

Liquidity and Capital Resources, page 21

17. We note your disclosure indicates that you will require $45,000 for working capital, $10,000 of which will be allocated to public company costs. Please elaborate upon what these costs constitute, with a view to explaining how they differ from the accounting and legal costs. Please also explain how long the $5,000-6,000 that you plan to raise in this offering and need for similar costs (see page 14) will last.

Background of Director and Officer, page 24

18. We note your response to our prior comment 66 in our letter dated April 16, 2010 and the related revisions in your filing. In your filing, please clarify whether Mr. Johnson is still working for Davis Electric as well as all positions he has held there. If Mr. Johnson is still working for Davis Electric, please revise your risk factor at the bottom of page 10 to include this fact. Please see Item 401(e) of Regulation S-K.

Certain Transactions and Related Transactions, page 22

19. We note your response to our prior comment 75 in our letter dated April 16, 2010 and the related revisions in your filing relating to Mr. Johnson's consulting services he provides to L&H Air Company. Please either tell us why this qualifies as a related party transaction as defined in Item 404(a) and 404(d) of Regulation S-K or delete this reference altogether.

Indemnification, page II-1

20. We note your response to our prior comment 71 in our letter dated April 16, 2010 and the related revisions in your filing. We further note your statement that your bylaws

do not provide for indemnification of your directors and officers in connection with any willful neglect or gross negligence. We cannot seem to locate these provisions in your bylaws. Please direct us to where in your bylaws these provisions are located or revise your disclosure.

Exhibits, page II-2

21. We note your response to our prior comment 77 in our letter dated April 16, 2010. We cannot seem to locate the legal opinion you added. Please clarify or revise.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeff Lamson
        Via Facsimile